FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 30, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Interim Condensed Consolidated Financial Statements

As of June 30, 2016 and December 31, 2015 and for the Six Months Ended June 30, 2016 and 2015 (unaudited)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in millions of Russian Rubles)

	Notes	June 30, 2016	December 31, 2015

ASSETS

NON-CURRENT ASSETS:

Property, plant and equipment		288,402	302,662
Investment property		359	364
Goodwill		33,980	34,468
Other intangible assets		76,629	74,596
Investments in associates	4	8,545	9,299
Other investments	5	34,386	34,667
Deferred tax assets		8,816	9,287
Accounts receivable, related parties	9	3,513	3,335
Other financial assets		17,773	25,203
Other non-financial assets		682	480

Total non-current assets		473,085	494,361

CURRENT ASSETS:

Inventories		12,813	14,510
Trade and other receivables		37,252	34,542
Accounts receivable, related parties	9	2,447	6,326
Short-term investments	3	27,978	49,840
Advances paid and prepaid expenses		5,665	4,781
VAT receivable		7,041	9,815
Income tax assets		3,655	5,190
Assets held for sale		461	549
Cash and cash equivalents		24,956	33,464

Total current assets		122,268	159,017

TOTAL ASSETS		595,353	653,378

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

(Amounts in millions of Russian Rubles)

	Notes	June 30, 2016	December 31, 2015

EQUITY AND LIABILITIES

EQUITY:

Common stock		207	207
Treasury stock		(24,255)	(24,468)
Retained earnings		168,780	173,200
Accumulated other comprehensive income		484	11,176

Equity attributable to owners of the Company		145,216	160,115
Non-controlling interests		6,218	8,256

Total equity		151,434	168,371

NON-CURRENT LIABILITIES:

Borrowings	6	234,634	292,168
Deferred tax liabilities		29,094	27,346
Provisions		2,221	2,565
Other non-financial liabilities		4,182	4,342
Other financial liabilities		554	676

Total non-current liabilities		270,685	327,097

CURRENT LIABILITIES:

Trade and other payables		82,981	57,756
Accounts payable, related parties	9	1,702	1,809
Subscriber prepayments		13,994	17,451
Borrowings	6	49,009	53,701
Income tax liabilities		1,045	831
Provisions		5,691	7,863
Other non-financial liabilities		10,821	8,721
Other financial liabilities		7,991	9,778

Total current liabilities		173,234	157,910

TOTAL EQUITY AND LIABILITIES		595,353	653,378

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(Amounts in millions of Russian Rubles, except per share amounts)

	Notes	Six months ended June 30, 2016	Six months ended June 30, 2015

Service revenue		195,007	188,831
Sales of goods		21,219	14,042
	10	216,226	202,873

Cost of services		68,374	63,400
Cost of goods		20,053	11,729

Selling, general and administrative expenses		47,579	44,745
Depreciation and amortization		41,080	40,669
Operating share of the profit of associates	4	(1,462)	(1,643)
Other (income) / expenses		(482)	2,309

Operating profit		41,084	41,664

Finance income		(3,005)	(4,763)
Finance costs		16,057	12,609
Currency exchange gains		(3,270)	(107)
Non-operating share of the loss of associates	4	1,020	804
Change in fair value of financial instruments		178	(91)
Other expenses/(income)		96	(114)

Profit before tax		30,008	33,326

Income tax expense	8	6,720	6,649

Profit for the period		23,288	26,677

Profit / (loss) for the period attributable to:
Owners of the Company		23,563	27,961
Non-controlling interests		(275)	(1,284)

Earnings per share (basic and diluted), Russian Rubles:		11.85 and 11.84	14.06 and 14.05

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in millions of Russian Rubles)

	Six months ended June 30, 2016	Six months ended June 30, 2015

Profit for the period	23,288	26,677

Other comprehensive loss

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(8,412)	(10,016)
Net fair value loss on financial instruments	(1,736)	(3,402)

Share of other comprehensive income of associates and joint ventures
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations in associates and joint ventures	(1,190)	(2,026)

Other comprehensive loss for the period, net of income tax	(11,338)	(15,444)

Total comprehensive income for the period	11,950	11,233

Total comprehensive income / (loss) for the period attributable to:
Owners of the Company	12,871	12,837
Non-controlling interests	(921)	(1,604)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Amounts in millions of Russian Rubles, except share amounts)

						Accumulated other comprehensive income / (loss)
	Common stock		Treasury stock		Additional paid-in	Investments revaluation	Foreign currency translation	Remeasurements of the net defined	Retained	Equity attributable to	Non-controlling	Total
	Shares	Amount	Shares	Amount	capital	reserve	reserve	benefit liability	earnings	equity holders	interests	equity

Balances at January 1, 2015	2,066,413, 562	207	(77,501,432)	(24,464)	5,052	4,268	8,803	407	174,556	168,829	9,793	178,622

Profit / (loss) for the period	—	—	—	—	—	—	—	—	27,961	27,961	(1,284)	26,677
Other comprehensive loss for the period, net of income tax	—	—	—	—	—	(3,402)	(11,722)	—	—	(15,124)	(320)	(15,444)
Total comprehensive (loss) / income for the period	—	—	—	—	—	(3,402)	(11,722)	—	27,961	12,837	(1,604)	11,233
Issuance of stock options	—	—	—	—	79	—	—	—	—	79	—	79
Dividends declared by MTS	—	—	—	—	—	—	—	—	(38,903)	(38,903)	—	(38,903)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	(82)	(82)	(257)	(339)
Disposal of Intellect Telecom	—	—	—	—	252	—	—	—	—	252	14	266
Disposal of Rent Nedvizhimost	—	—	—	—	6,003	—	—	—	—	6,003	342	6,345
Acquisition of NIS	—	—	—	—	(506)	—	—	—	—	(506)	(29)	(535)
Changes in ownership interest with no gain/loss of control — MGTS and NIS	—	—	—	—	—	—	—	—	—	—	89	89

Balances at June 30, 2015	2,066,413,562	207	(77,501,432)	(24,464)	10,880	866	(2,919)	407	163,532	148,509	8,348	156,857

Balances at January 1, 2016	2,066,413,562	207	(77,521,163)	(24,468)	—	1,045	9,638	493	173,200	160,115	8,256	168,371

Profit / (loss) for the period	—	—	—	—	—	—	—	—	23,563	23,563	(275)	23,288
Currency translation adjustment, net of income tax	—	—	—	—	—	—	(8,956)	—	—	(8,956)	(646)	(9,602)
Change in fair value of derivatives, net of income tax	—	—	—	—	—	(1,736)	—	—	—	(1,736)	—	(1,736)
Total comprehensive (loss) / income for the period	—	—	—	—	—	(1,736)	(8,956)	—	23,563	12,871	(921)	11,950
Issuance of stock options	—	—	—	—	(101)	—	—	—	—	(101)	3	(98)
Dividends declared by MTS	—	—	—	—	—	—	—	—	(27,879)	(27,879)	—	(27,879)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(1,120)	(1,120)
Unclaimed dividends	—	—	—	—	—	—	—	—	2	2	—	2
Sale of own stock	—	—	1,024,587	214	—	—	—	—	—	214	—	214
Purchase of own stock	—	—	(6,986)	(1)	—	—	—	—	—	(1)	—	(1)
Changes in ownership interest with no gain/loss of control — MTS Bank additional share issuance	—	—	—	—	(5)	—	—	—	—	(5)	—	(5)
Reclassification to retained earnings	—	—	—	—	106	—	—	—	(106)	—	—	—

Balances at June 30, 2016	2,066,413,562	207	(76,503,562)	(24,255)	—	(691)	682	493	168,780	145,216	6,218	151,434

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of Russian Rubles)

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Profit for the period	23,288	26,677

Adjustments for:
Depreciation and amortization	41,080	40,669
Finance income	(3,005)	(4,763)
Finance costs	16,057	12,609
Income tax expense	6,720	6,649
Currency exchange gain	(3,270)	(107)
Amortization of deferred connection fees	(491)	(569)
Share of the profit of associates	(442)	(839)
Change in fair value of financial instruments	179	(91)
Inventory obsolescence expense	621	86
Allowance for doubtful accounts	1,131	1,483
Change in provisions	6,317	4,752
Other non-cash items	(793)	(294)

Movements in operating assets and liabilities:
Increase in trade and other receivables	(7,458)	(4,824)
Decrease/(increase) in inventory	950	(2,516)
Decrease in advances paid and prepaid expenses	843	3,113
Decrease/(increase) in VAT receivable	461	(1,599)
(Decrease)/Increase in trade and other payables and other current liabilities	(3,337)	2,103

Dividends received	1,181	1,471
Income tax paid	(2,960)	(4,207)
Interest received	2,081	2,062
Interest paid, net of interest capitalized	(15,479)	(9,849)

NET CASH PROVIDED BY OPERATING ACTIVITIES	63,674	72,016

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property, plant and equipment	(25,545)	(40,921)
Purchases of other intangible assets	(14,126)	(12,720)
Purchase of 4G and 3G licenses in Russia and Ukraine	(2,598)	(7,044)
Proceeds from sale of property, plant and equipment and assets held for sale	1,300	1,326
Purchases of short-term and other investments	(7,482)	(68,657)
Proceeds from sale of short-term and other investments	22,042	4,519
Investments in associates	(1,326)	—

NET CASH USED IN INVESTING ACTIVITIES	(27,735)	(123,497)

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(CONTINUED)

(Amounts in millions of Russian Rubles)

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of notes	(17,904)	(479)
Notes and debt issuance cost paid	—	(1,213)
Finance lease obligation principal paid	(168)	(224)
Dividends paid	—	(82)
Cash flows from transactions under common control	3,063	4,252
Proceeds from loans	1,036	43,818
Repayment of loans	(26,035)	(9,009)
Cash inflow under credit guarantee agreement related to foreign-currency hedge	(1,034)	—
Other financial activities	—	5

NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	(41,042)	37,068

Effect of exchange rate changes on cash and cash equivalents	(3,405)	(2,924)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,508)	(17,337)

CASH AND CASH EQUIVALENTS, beginning of the period, including cash and cash equivalents within assets held for sale nill and 156, respectively	33,464	61,566

CASH AND CASH EQUIVALENTS, end of the period	24,956	44,229

Less cash and cash equivalents within assets held for sale	—	(109)

CASH AND CASH EQUIVALENTS, end of the period	24,956	44,120

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

1.                      GENERAL INFORMATION AND DESCRIPTION OF BUSINESS

Public Joint-Stock Company Mobile TeleSystems (“MTS PJSC”, or “the Company”) is a company incorporated under the laws of the Russian Federation and having its registered address at 4, Marksistskaya Street, 109147, Moscow, Russian Federation.

Business of the Group — MTS PJSC was incorporated on March 1, 2000, through the merger of MTS CJSC and Rosico TC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and then began expanding through Russia and the CIS. MTS PJSC’s majority shareholder is Public Joint-Stock Financial Corporation Sistema or “Sistema”, whose controlling shareholder is Vladimir P. Yevtushenkov.

In these notes, “MTS” or “the Group” refers to the Company and its subsidiaries.

The Group provides a wide range of telecommunications services including voice and data transmission, internet access, pay TV, various value added services through wireless and fixed lines, as well as selling equipment and accessories. The Group’s principal operations are located in Russia, Ukraine, Turkmenistan, Uzbekistan and Armenia.

MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “MBT”. Since 2003 common shares of MTS PJSC have been traded on the Public Joint-Stock Company “Moscow Exchange MICEX-RTS” (“Moscow Exchange”).

Since 2009, the Group has been developing its own retail network, operated by Russian Telephone Company JSC (“RTC”), a wholly owned subsidiary of MTS PJSC.

Seasonality — The Group’s financial results are impacted by seasonality through the calendar year. Higher consumption of roaming services in May-September and increased demand for handsets and accessories before winter holidays enhance revenue from services and sales of goods for the second half-year. However, the Group doesn’t view its business as highly seasonal as defined by IAS 34, Interim Financial Reporting.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Basis of preparation — These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual consolidated statements of the Group for the year ended December 31, 2015.

These interim condensed consolidated financial statements are unaudited and do not include all the information and disclosures required in the annual IFRS financial statements. The Group omitted disclosures which would substantially duplicate the information contained in its 2015 audited consolidated financial statements, such as accounting policies and details of accounts which have not changed significantly in amount or composition. Additionally, the Group has provided disclosures where significant events have occurred subsequently to the issuance of its annual consolidated statements of the Group for the year ended December 31, 2015.

Management believes that the disclosures in these interim condensed consolidated financial statements are adequate to make the presented information not misleading if these interim condensed consolidated financial statements are read in conjunction with the annual consolidated statements of the Group for the year ended December 31, 2015 and the notes related thereto. In the opinion of management, the financial statements reflect all adjustments necessary to present fairly the Group’s financial position, financial performance and cash flows for the interim reporting period in accordance with IAS 34, Interim Financial Reporting. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ended December 31, 2016.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

These consolidated financial statements are prepared on a historical cost basis, unless disclosed otherwise. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Amounts in the consolidated financial statements are stated in millions of Russian Rubles, unless indicated otherwise.

The interim condensed consolidated financial statements of the Group as of June 30, 2016 and December 31, 2015 and for the six months ended June 30, 2016 and 2015 were authorized for issue by the Company’s Chief Executive Officer on August 29, 2016.

Basis of consolidation — The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved only where the Company has the power over the entity, is exposed and has rights to variable returns, and is able to use its power over the entity to affect its amount of variable returns. The results of the controlled entities acquired or disposed of during the reporting period are included in the consolidated financial statements from the date, the Group achieves control over the entity, or until the date on which the Company ceases to control the entity. If necessary, the accounting policies of controlled entities’ are aligned with the accounting policy applied by the Group. All intra-group balances, income, expenses and cash flows are eliminated on consolidation.

Those entities where the Group exercises significant influence are recognized as associates and accounted for using the equity method. Significant influence is the power to participate in the financial and operating policies decisions of the investee but is not to control those policies. Investments in these entities are recognized at cost at the time of acquisition and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income. The carrying amount of the investment in such entities may include goodwill as the positive difference between the cost of the investment and Group’s proportionate share in the fair values of the entity’s identifiable assets and liabilities. The carrying amount of the investment accounted for using the equity method is tested for impairment provided there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs of disposal and value in use. The Group presents its share in profits or losses in associates within operating profit if those interests are viewed as part of Group’s core operations. As of June 30, 2016, only MTS Belarus was considered to be a part of Group’s core operating activity. Shares in profits and losses of other Group’s associates were presented as non-operating items.

The Group has joint operations with MTS Bank, a Group associate, relating to the development of the MTS Dengi project and with Vimpelcom, relating to construction of LTE base stations. Joint operations are characterized by the fact that the operators that have joint control over the arrangement have a right to the assets, and obligations for the liabilities, relating to the arrangement. Respectively, each operator accounts for its share of the joint assets and liabilities, and recognizes its share of the output, revenues and expenses incurred under the arrangement.

Investments in shares of the companies over which the Group does not have control or ability to exercise significant influence are accounted for using the cost method. The Group does not evaluate cost-method investments for impairment unless there is an indicator of impairment.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

As of June 30, 2016 and December 31, 2015, the Company had investments in the following significant entities:

	Accounting method	June 30, 2016	December 31, 2015
MTS Turkmenistan	Consolidated	100.0%	100.0%
MTS Bermuda (1)	Consolidated	100.0%	100.0%
MTS Ukraine	Consolidated	100.0%	100.0%
RTC	Consolidated	100.0%	100.0%
Sibintertelecom	Consolidated	100.0%	100.0%
Sputnikovoe TV	Consolidated	100.0%	100.0%
Dega	Consolidated	100.0%	100.0%
NVision Group	Consolidated	100.0%	100.0%
Stream	Consolidated	100.0%	100.0%
Metro-Telecom	Consolidated	95.0%	95.0%
MGTS Group	Consolidated	94.7%	94.7%
K-Telecom	Consolidated	80.0%	80.0%
Navigation Information Systems Group	Consolidated	77.7%	77.7%
UMS (2)	Consolidated	50.01%	50.01%
MTS International Funding Limited (3) (“MTS International”)	Consolidated	SE	SE
MTS Belarus	Equity	49.0%	49.0%
MTS Bank	Equity	26.8%	27.0%
Zifrovoe TV	Equity	20.0%	20.0%
OZON Holdings Limited	Equity	10.8%	10.8%

(1)                 A wholly-owned subsidiary established to repurchase the Group’s ADSs. Liquidated in May 2016.

(2)                 On August 5, 2016 the Group sold its stake in UMS (Note 12).

(3)                 A private company organized and existing as a private limited company under the laws of Ireland. The Group does not have any equity in MTS International. It was established for the purpose of raising capital through the issuance of debt securities on the Irish Stock Exchange followed by transferring the proceeds through a loan facility to the Group. In 2010 and 2013, MTS International issued $750 million 8.625% notes due in 2020 and $500 million 5.0% notes due in 2023, respectively (Note 6). The notes are guaranteed by MTS PJSC in the event of default. MTS International does not perform any other activities except those required for notes servicing. The Group bears all costs incurred by MTS International in connection with the notes’ maintenance activities. Accordingly, the Group concluded that it exercises control over the entity.

Functional currency translation methodology — As of June 30, 2016, the functional currencies of Group entities were as follows:

•                          For entities incorporated in the Russian Federation, MTS Finance, Dega and MTS International — the Russian Ruble (“RUB”);

•                          For MTS Ukraine — the Ukrainian Hryvna;

•                          For MTS Turkmenistan — the Turkmenian Manat;

•                          For K-Telecom — the Armenian Dram;

•                          For Universal Mobile Services (“UMS”) — the Uzbek Sum;

•                          For MTS Belarus — the Belorussian Ruble,

•                          For Nvision Czech Republic A.S. — the Czech Koruna.

Foreign-currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary items denominated in foreign currencies are translated at the closing rate, whereas non-monetary items are stated at the exchange rate at the date of their recognition. Exchange rate differences are recognized in profit or loss.

For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end assets and liabilities have been translated into U.S. Dollars at the period-end exchange rate set by local central banks. Subsequently, U.S. Dollars balances have been translated into Russian Rubles at the period-end exchange rate set by the Central Bank of Russia. Revenues and expenses have been translated at the average exchange rate for the period using cross-currency exchange rate via U.S. Dollar as described above. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Management estimates — The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include allowance for doubtful accounts and inventory obsolescence, the valuation of assets acquired and liabilities assumed in business combinations, the recoverability of investments and the valuation of goodwill, property, plant and equipment and intangible assets, liability under put option agreement, certain provisions and financial instruments.

Significant accounting policies — The accounting policies and methods of computation applied in the preparation of these interim condensed consolidated financial statements are consistent with those disclosed in the annual consolidated financial statements of the Group for the year ended December 31, 2015.

Standards, interpretations and amendments in issue but not yet effective — The Group has not applied the following new and revised IFRSs that have been issued but not yet effective:

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)
IFRS 9	Financial Instruments (2)
Amendments to IFRS 2	Classification and measurement of Share-based Payment Transactions (2)
IFRS 15	Revenue from contracts with Customers (2)
IFRS 16	Leases (3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (4)

(1)         Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted

(2)         Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted

(3)         Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted

(4)         Effective date is not currently determined

IFRS 9, Financial Instruments. IFRS 9 governs the classification and measurement of financial assets and liabilities, derecognition, impairment and hedge accounting matters. The Group is currently evaluating the impact of these amendments on the Group’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers. This standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. It replaces the existing standards IAS 18, Revenue, and IAS 11, Construction Contracts. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the standard, an entity recognizes revenue when (or as) a performance obligation is satisfied, i. e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The Group is currently evaluating the impact of these amendments and the transition alternatives on the consolidated financial statements.

IFRS 16, Leases. This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. Going forward, lessees will therefore no longer be required to make the distinction between finance and operating leases. For all leases, the lessee will recognize a lease liability in its statement of financial position for the obligation to make future lease payments. At the same time, the lessee will capitalize a right of use to the underlying asset which is generally equivalent to the present value of the future lease payment plus directly attributable expenditures. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions. The Group is currently evaluating the impact of these amendments on the consolidated financial statements.

Other mentioned IFRS pronouncements do not have a material impact on the Group’s consolidated financial statements.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

3.                      SHORT-TERM INVESTMENTS

The Group’s short-term investments comprised the following:

	Category	June 30, 2016	December 31, 2015

Deposits	Loans and receivables	19,115	42,492
Assets in Sistema-Capital trust management (Notes 7, 9)	Financial asset at fair value through profit or loss	2,603	—
Loans	Loans and receivables	6,191	7,082
Notes	Available for sale	69	266

Total short-term investments		27,978	49,840

4.                      INVESTMENTS IN ASSOCIATES

The Group’s investments in associates (all accounted for using the equity method) comprised the following:

	Country of operations	Operating activity	June 30, 2016	December 31, 2015

MTS Belarus	Belarus	telecommunications	4,610	5,407
MTS Bank	Russia	banking	1,244	1,120
Equity investments in other unquoted companies	Russia	e-commerce, digital TV, etc.	2,691	2,772

Total investments in associates			8,545	9,299

On February 25, 2016 the Group acquired 946,347 ordinary shares of MTS Bank of 3,588,347 shares, placed as a part of an earlier approved additional share issuance, for a total consideration of RUB 1,325 million. As the result of the transaction, the Group’s share in the capital of MTS Bank decreased from 27.0% to 26.8%.

The Group’s share in the profit of MTS Belarus was included in operating share of the profit of associates in the accompanying consolidated statement of profit or loss in amount of RUB 1,462 million and RUB 1,643 million for the six months ended June 30, 2016 and 2015, respectively.

The Group’s share in the net losses of other associates was included in the line “non-operating share of the loss of the associates” in the accompanying consolidated statement of profit or loss in amount of RUB 1,020 million and RUB 804 million for the six months ended June 30, 2016 and 2015, respectively.

5.                      OTHER INVESTMENTS

The Group’s other investments comprised the following:

		June 30,	December 31,
	Category	2016	2015

Deposits	Loans and receivables	30,409	30,677
Loans/Unquoted Notes	Loans and receivables	2,802	2,787
Other	-	1,175	1,203

Total other investments		34,386	34,667

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

6.                      BORROWINGS

The Group’s borrowings comprised the following:

	June 30, 2016	December 31, 2015

Notes	73,416	100,034
Bank and other loans	199,244	234,040
Finance lease obligations	10,983	11,795

Total borrowings	283,643	345,869

Less: current portion	(49,009)	(53,701)

Total borrowings, non-current	234,634	292,168

Notes — The reconciliation between opening and closing balance of the Group’s Notes for the six months ended June 30, 2016 was the following:

	Currency	Interest rate (actual at June 30, 2016)	Carrying amount

Balance at January 1, 2016			100,034
Repayments
MTS International Notes due 2020 (Note 2)	USD	8.625%	(17,904)
Currency exchange gain			(8,739)
Other movement			25

Balance at June 30, 2016			73,416

Less: current portion			(3,854)

Total notes, non-current			69,562

During the six months ended June 30, 2016 the Group repurchased 274 029 MTS International Notes due 2020 with nominal value of 1,000 USD. The Group has recognized an excess of notes purchase price over its principal amount of RUB 3,045 million as a finance expense within the consolidated statement of profit or loss.

The fair values of the Notes based on the market quotes as of June 30, 2016 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value

MTS International Notes due 2023	Frankfurt stock exchange	102.50	30,728
MTS International Notes due 2020	Frankfurt stock exchange	117.00	23,072
MTS PJSC Notes due 2017	Moscow Exchange	98.65	9,865
MTS PJSC Notes due 2023	Moscow Exchange	97.00	9,700
MTS PJSC Notes due 2020	Moscow Exchange	100.50	2,120
MTS PJSC Notes due 2016	Moscow Exchange	99.95	1,787
MTS PJSC Notes due 2018	Moscow Exchange	103.89	6

Total notes			77,278

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Bank and other loans — The reconciliation between opening and closing balance of the Group’s loans from banks and financial institutions for the six months ended June 30, 2016 was the following:

	Currency	Interest rate (actual at June 30, 2016)	Carrying amount

Balance at January 1, 2016			234,040
New loans
Loans	various	various	1,036

Repayments
Notes in REPO	RUB	-	(10,005)
Sberbank	RUB	8.45%	(10,000)
Calyon, ING Bank N.V, Nordea Bank AB, Raiffeisen Zentralbank Osterreich AG	USD	LIBOR + 1.15% (2.07%)	(4,487)
Other financial institutions			(3,858)
Currency exchange gain			(6,984)
Other movement			(498)

Balance at June 30, 2016			199,244

Less: current portion			(44,469)

Total bank and other loans, non-current			154,775

Compliance with covenants — Covenants related to Group notes and bank loans did not change during six months ended June 30, 2016. The Group was in compliance with all existing covenants as of June 30, 2016.

Pledges — The credit facility agreements of UMS are secured by telecommunication equipment and premises with carrying value of RUB 1,701 million and RUB 2,271 million as of June 30, 2016 and December 31, 2015 respectively.

Available credit facilities — As of June 30, 2016, the Group’s total available unused credit facilities amounted to RUB 27,475 million and related to the following credit lines:

	Currency	Maturity	Interest rate	Available till	Available amount

Aloqabank	UZS	2022	12%	September 2017	6,796
China Development Bank	USD	2022	6M Libor + 3.25%	May 2017	6,426
China Development Bank	CNY	2022	6M Shibor + 3.52%	May 2017	5,995
Sberbank	RUB	To be agreed	Central Bank key rate + max.5.00%	June 2019	5,000
Absolut Bank	RUB	2019	CBR(1) auction rate + 1.25%-1.8%	December 2019	3,000
Uzpromstroibank	UZS	2017	9%	December 2017	258

Total					27,475

(1) CBR — Central Bank rate

In addition, the Group has a credit facility made available by Citibank at MosPrime + 1.50% interest rate with the available amount set up on request and to be repaid within 182 days.

Scheduled maturities — Except for the non-scheduled reduction of Notes in respect of the purchase of MTS International Notes due 2020, there were no other changes in scheduled maturities of the Group’s borrowings (gross of debt issuance costs) outstanding.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Finance lease obligations — The following table presents a summary of net book value of leased property, plant and equipment:

	June 30, 2016	December 31, 2015

Network and base station equipment	6,354	6,352
Office equipment, vehicles and other	81	54

Leased assets, net	6,435	6,406

Depreciation of the assets under finance leases for the six months ended June 30, 2016 and 2015 amounted to RUB 301 million and RUB 285 million, respectively, and was included in depreciation and amortization expense in the accompanying consolidated statement of profit or loss.

Interest expense accrued on finance lease obligations for the six months ended June 30, 2016 and 2015 amounted to RUB 450 million and RUB 342 million, respectively, and was included in finance costs in the accompanying consolidated statement of profit or loss.

The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015

Minimum lease payments, including:
Current portion (less than 1 year)	1,446	1,366
More than 1 to 5 years	5,854	6,243
Over 5 years	10,675	11,022
Total minimum lease payments	17,975	18,631

Less amount representing interest	(6,992)	(6,836)

Present value of net minimum lease payments, including:
Current portion (less than 1 year)	686	564
More than 1 to 5 years	3,037	3,334
Over 5 years	7,260	7,897
Total present value of net minimum lease payments	10,983	11,795

Less current portion of lease obligations	(686)	(564)

Non-current portion of lease obligations	10,297	11,231

No significant changes in the composition of assets in lease and average lease terms occurred during the six months ended June 30, 2016 and 2015.

7.                      FAIR VALUE OF FINANCIAL INSTRUMENTS

Group financial instruments are represented by various financial assets and liabilities, principal types of which are trade and other receivables and payables, cash and cash equivalents, investments, derivative instruments, notes and bank loans and put option over non-controlling interests.

The Group accounts for its financial assets and liabilities at amortized cost, except for derivative instruments, several marketable securities and liability under put option agreement, which are accounted for at fair value.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The table below presents the fair value of financial instruments:

	Level of inputs	June 30, 2016	December 31, 2015

Assets
Sistema International Funding S.A. Bonds due 2019 (related party) (Note 3, 9)	Level 1	69	75
Sistema Notes due in 2016 (series 04) (related party) (Notes 3,9)	Level 1	—	191
Derivative instruments	Level 2	17,569	25,027
Cross-currency interest rate swap		17,427	25,027
Interest rate swap		142	—
Assets in Sistema-Capital trust management (related party) (Note 3, 9)	Level 2	2,603	—

Liabilities
Derivative instruments	Level 2	(554)	(676)
Interest rate swap		(554)	(676)
Liability under put option agreement	Level 3	(2,932)	(2,925)
Contingent consideration	Level 3	(128)	(115)

Changes in the Group’s net assets and earnings resulted from fair value measurements of Level 3 liabilities were not significant for the six months ended June 30, 2016 and 2015.

In May 2016, the Group entered into trust agreement with the asset management company Sistema-Capital. The trust agreement provided for short-term profit-taking on operations with securities. This contract was not designated for hedge accounting purposes.

The fair value measurement of the Group’s derivative instruments and assets in Sistema-Capital trust management is based on the observable yield curves for similar instruments and represents the estimated amount the Group would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates, foreign exchange spot and forward rates.

The liability under put option agreement is measured at fair value using a discounted cash flow technique. The most significant quantitative inputs used to measure the fair value of the liability under put option agreement are presented in the table below:

Unobservable inputs	June 30, 2016	December 31, 2015

Discount rate	13%	15%
Revenue growth rate	(1.4) – (1.6)% (av. -1.5%)	(1.6) – (4.6)% (av. -2.2%)
OIBDA margin	42.9-43.8% (av. 43.4%)	44.7-46.1% (av. 45.4%)

Carrying value of the Group’s financial instruments accounted for at amortized cost approximates their fair value due to their short-term nature and market interest rates, except for issued loans and borrowings as disclosed in the table below:

	June 30, 2016		December 31, 2015
	Fair value	Carrying value	Fair value	Carrying value

Borrowings	(284,742)	(285,452)	(340,201)	(348,012)

While management has used available market information in estimating the fair value of its financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

There were no transfers between levels of inputs within the hierarchy for the six months ended June 30, 2016 and 2015.

There were no transfers between the accounting categories of financial instruments during the six months ended June 30, 2016 and 2015.

8.                      INCOME TAX

Significant components of income tax expense for the six months ended June 30, 2016 and 2015 were as follows:

	Six months ended June 30
	2016	2015

Current income tax charge	4,895	6,808
Adjustments recognised for current tax of prior periods	(126)	54

Total current income tax	4,769	6,862

Deferred tax	1,951	(213)

Income tax expense	6,720	6,649

The statutory income tax rates in jurisdictions in which the Group operated during six months ended June 30, 2016 did not change significantly in comparison to the statutory income tax rates effective at December 31, 2015. The Russian statutory income tax rate of 20% reconciled to the Group’s effective income tax rate for the six months ended June 30, 2016 and 2015 was as follows:

	Six months ended June 30
	2016	2015

Statutory income tax rate for the period	20.0%	20.0%
Adjustments:
Expenses not deductible for tax purposes	2.1	3.0
Settlements with tax authorities	(0.4)	0.2
Different tax rate of foreign subsidiaries	(0.4)	(0.3)
Earnings distribution from subsidiaries	0.6	(3.2)
Change in fair value of derivative financial instruments	0.4	0.0
Other	0.1	0.3

Effective income tax rate	22.4%	20.0%

9.                      RELATED PARTIES

Related parties include entities under common ownership with the Group, affiliated companies and associated companies.

Terms and conditions of transactions with related parties — Outstanding balances as of June 30, 2016 were unsecured and settlements are made on a cash basis. There have been no guarantees provided or received for any related party receivables or payables. As of June 30, 2016 and December 31, 2015 the Group had no impairment of receivables relating to amounts owed by related parties as well as expenses recognized during the periods of six months ended June 30, 2016 and 2015 in respect to bad or doubtful debts from related parties.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Accounts receivable from and accounts payable to related parties were as follows:

	June 30, 2016	December 31, 2015

Accounts receivable:
Business Nedvizhimost, a subsidiary of Sistema	3,515	7,511
MTS Belarus, the Group’s associate	1,505	1,226
MTS Bank, the Group’s associate	623	693
Other related parties	317	231

Total accounts receivable, related parties	5,960	9,661

Less non-current portion	(3,513)	(3,335)

Accounts receivable, related parties — current	2,447	6,326

Accounts payable:
MTS Belarus, the Group’s associate	510	380
MTS Bank, the Group’s associate	429	410
Business-Nedvizhimost, a subsidiary of Sistema	233	36
Maxima, a subsidiary of Sistema	185	212
Sitronics Smart Technology, subsidiary of Sistema	46	68
Sitronics KASU, a subsidiary of Sistema	37	407
Rent-Nedvizhimost, a subsidiary of Sistema	—	87
Other related parties	262	209

Total accounts payable, related parties	1,702	1,809

The Group has neither the intent nor the ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements.

	June 30,	December 31,
	2016	2015
Advances for property, plant and equipment:
Intellect Telecom, a subsidiary of Sistema	497	421
Other related parties	—	15

Total advances for property, plant and equipment	497	436

Investing and financing transactions — The Group holds certain investments in related parties which are summarized as follows:

	June 30,	December 31,
	2016	2015

Short-term investments
Sistema-Capital, a subsidiary of Sistema (assets management)	2,603	—
Sistema International Funding S.A. Bonds due in 2019, a subsidiary of Sistema	69	75
Sistema Notes due in 2016 (series 04)	—	191
Deposits at MTS Bank, the Group’s assosiate	—	128
Other loans receivable	—	81

Total short-term investments in related parties	2,672	475

Other investments in loans
Loan receivable from MTS Bank, the Group associate	2,100	2,100
Promissory notes of Sistema	550	528
Loan receivable from Intellect Telecom, a subsidiary of Sistema	69	67
Other	57	26

Total other investments in loans to related parties	2,776	2,721

Other investments in shares
Sistema Venture Capital (former Sistema Mass Media), a subsidiary of Sistema	117	117
Other	32	40

Total investments in shares of related parties	149	157

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Operating transactions — For the six months period ended June 30, 2016 and 2015, operating transactions with related parties were as follows:

	Six months ended June 30, 2016	Six months ended June 30, 2015
Revenues from related parties:
MTS Bank, the Group associate (telecommunications and call center services, bank cards distribution commission)	316	301
MTS Belarus, the Group associate (roaming and interconnect services)	139	144
Medsi Group, subsidiaries of Sistema (telecommunications and call center services)	66	53
Detsky Mir, subsidiaries of Sistema (child goods retail)	47	27
Sistema, parent company (consulting services)	7	38
Stream, a former Group’s associate (SMS notifications)	—	119
NVision Group, a former subsidiaries of Sistema (fixed line services)	—	50
Other related parties	135	62

Total revenues from related parties	710	794

Operating expenses / (income) incurred on transactions with related parties:
Maxima, a subsidiary of Sistema (advertising)	516	585
Rent-Nedvizhimost, a subsidiary of Sistema (rent)	299	426
Business Nedvizhimost, a subsidiary of Sistema (rent)	238	140
Business Nedvizhimost, a subsidiary of Sistema (property sale)	(441)	—
MTS Bank, the Group’s associate (commission related (income)/expenses)	170	(14)
AB Safety, a subsidiary of Sistema (security services)	129	113
Jet Air Group, subsidiaries of Sistema (transportation services)	122	100
Stream TV, subsidiaries of Sistema (content services)	96	80
MTS Belarus, the Group associate (roaming and interconnect services)	91	197
Elavius, a subsidiary of Sistema (transportation services)	85	182
Stream, a former Group’s associate (content services)	—	742
NVision Group, a former subsidiary of Sistema (IT consulting)	—	435
Other related parties	131	240

Total operating expenses incurred on transactions with related parties	1,436	3,226

Public Joint-Stock Company “MTS Bank” (“MTS Bank”) — The Group has loan agreement and maintains certain bank accounts with MTS Bank, an associate of the Group. As of June 30, 2016 and December 31, 2015 the Group’s cash position at MTS Bank amounted to RUB 2,869 million and RUB 2,564 million, respectively, including short-term deposits in the amount of RUB 322 million and RUB 323 million, respectively. Interest accrued on loan receivable, the deposits and cash on current accounts for the six months period ended June 30, 2016 and 2015 amounted to RUB 135 million and RUB 459 million, respectively, and was included as a component of finance income in the accompanying interim condensed consolidated statements of profit and loss.

During the six months period ended June 30, 2016 and 2015 the Group provided telecommunication, call center services and bank cards distribution services to MTS Bank and recognized the related income in the amount of RUB 316 million and RUB 301 million, respectively. Besides during the six months ended June 30, 2015, the Group provided services related to granting of consumer credits to MTS Bank customers and recognized the related income in the amount of RUB 117 million the amount represents agency fees after the cross-fines deduction.

During the six months period ended June 30, 2016 and 2015, the Group incurred commission expenses and cash collection fees in the amount of RUB 170 million and RUB 103 million, respectively.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Sistema — In November 2009, the Group accepted a promissory note, issued by Sistema, as repayment of the loan principal and interest accrued to date under an agreement with Sistema-Hals. The note is interest free and repayable in 2017. As of June 30, 2016 and December 31, 2015 the amount receivable of RUB 550 million and RUB 528 million, respectively, was included in other investments in the accompanying interim condensed consolidated statements of financial position.

In October 2014 the Group acquired 2,501,350 Sistema Notes due 2016 (series 04) and 1,000 Sistema International Funding S.A. Bonds due in 2019 for RUB 519 million and RUB 32 million, respectively. The acquired bonds were classified as available for sale and accounted for at fair value with changes recognized in other comprehensive income. In March 2015 and May 2015 upon scheduled redemption, the Group received principal and coupon in the amount of RUB 409 million. In March 2016 the Group received principal and coupon of Sistema Notes due 2016 (series 04)
in the amount of RUB 201 million.

Business-Nedvizhimost — In 2015, the Group sold its 100% stake in Rent Nedvizhimost to Business Nedvizhimost for a consideration of RUB 8,500 million in total, of which accounts receivable as of June 30, 2016 and December 31, 2015 amounted to RUB 3,513 million and RUB 7,511 million respectively, including as of June 30, 2016 RUB 3,513 million is due before December 31, 2018 and bearing interest of 12% p.a. Interest income for the six months period ended June 30, 2016 and 2015 amounted to RUB 178 million and RUB 165 million respectively, and was included as a component of finance income in the accompanying interim condensed consolidated statements of profit or loss.

NVision Group — In December 2015 the Group completed acquisition of shares of NVision Group excluding several non-core subsidiaries (see Note 5 of Consolidated Financial statements for the year ended December 31, 2015).

Sistema-Capital — In April 2016 the Group entered into trust agreement with the asset management company Sistema-Capital. As at June 30, 2016 the balance of assets under trust management amounted to RUB 2,603 million.

Remuneration of key management personnel — Key management personnel of the Group are members of the Board of Directors and Management Board. During the six months period ended June 30, 2016 and 2015, their total remuneration amounted to RUB 547 million and RUB 561 million, respectively. These amounts comprised of RUB 240 million and RUB 232 million in base salaries and RUB 307 million and RUB 329 million in bonuses paid pursuant to a bonus plan, respectively.

Management and directors are also entitled to cash-settled and equity-settled share-based payments. Related compensation accrued during the six months period ended June 30, 2016 and 2015 amounted to RUB 187 million and RUB 164 million, respectively.

10.               SEGMENT INFORMATION

Management analyzes and reviews results of the Company’s operating segments separately based on the nature of products and services, regulatory environments and geographic areas. MTS Group’s management evaluates the segments’ performance based on revenue and operating profit. Management does not analyze assets or liabilities by reportable segments.

The Group identified the following reportable segments:

Russia convergent: represents the results of mobile and fixed line operations, which encompasses services rendered to customers across regions of Russia, including voice and data services, transmission, broadband, pay-TV and various value-added services.

Moscow fixed line: represents the results of fixed line operations carried out in Moscow by the Group’s subsidiary MGTS. MGTS is the only licensed PSTN operator in Moscow and considered a natural monopoly under Russian antimonopoly regulations. Consequently, substantial part of services provided by MGTS are subject to governmental regulation.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Ukraine: represents the results of mobile and fixed line operations carried out across multiple regions of Ukraine.

The “Other” category does not constitute a reportable segment. It includes the results of a number of other operating segments that do not meet the quantitative thresholds for separate reporting, such as Armenia, Uzbekistan, Turkmenistan, Satellite TV, Billing, System Integrator and Belarus.

The intercompany eliminations presented below primarily consist of sales transactions between segments conducted under the normal course of operations.

Financial information by reportable segment is presented below:

Six months ended June 30 2016:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated

Revenue
External customers	173,180	17,402	13,629	204,211	11,948	67	216,226
Intersegment	2,669	2,465	1,521	6,655	5,160	(11,815)	—
Total revenue	175,849	19,867	15,150	210,866	17,108	(11,748)	216,226

Operating profit	40,426	4,793	1,422	46,641	(80)	(5,477)	41,084
Depreciation and amortization	28,878	5,499	3,086	37,463	3,618	(1)	41,080

Six months ended June 30, 2015:

	Russia convergent	Moscow fixed line	Ukraine	Total	Other	HQ and elimination	Consolidated

Revenue
External customers	166,249	17,298	12,216	195,763	7,024	86	202,873
Intersegment	1,969	2,418	1,592	5,979	932	(6,911)	—
Total revenue	168,218	19,716	13,808	210,742	7,956	(6,825)	202,873

Operating profit	38,763	6,181	1,883	46,827	(637)	(4,526)	41,664
Depreciation and amortization	30,523	3,742	2,452	36,717	3,978	(26)	40,669

The consolidated operating profit is reconciled to the consolidated profit before tax on the face of the consolidated statement of profit or loss.

11.               COMMITMENTS AND CONTINGENCIES

Capital commitments — As of June 30, 2016, the Group had executed purchase agreements of approximately RUB 38,527 million to acquire property, plant and equipment, intangible assets and costs related thereto.

Operating leases — The Group has entered into non-cancellable agreements to lease space for telecommunications equipment, offices and transmission channels, which expire in various years up to 2064. Rental expenses under the operating leases of RUB 3,665 million and RUB 3,017 million for the year ended June 30, 2016 and 2015, respectively, are included in selling, general and administrative expenses in the accompanying consolidated statement of profit or loss. Rental expenses under the operating leases of RUB 10,091 million and RUB 9,696 million for the year ended June 30, 2016 and 2015, respectively, are included in cost of services in the accompanying consolidated statement of profit or loss. Future minimum lease payments due under these leases at June 30, 2016 are as follows:

Payments due in
2016	3,520
2017	2,232
2018	803
2019	450
2020	304
Thereafter	1,121

Total	8,430

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

Taxation — In May 2016, the Russian tax authorities completed a tax audit of MTS PJSC for the years ended December 31, 2013 and 2012. Based on the results of this audit additional taxes, penalties and fines in the amount of RUB 575 million were accrued in the interim condensed consolidated financial statements for the six months ended June 30, 2016. The Group prepared and filed an appeal to the Federal Tax Service.

Pricing of revenue and expenses between each of the Group’s subsidiaries and various discounts and bonuses to the Group’s subscribers in the course of performing its marketing activities may be subject to transfer pricing rules.

The Group estimates the following contingent liabilities in respect of additional tax and customs settlements:

	June 30, 2016	December 31, 2015

Contingent liabilities for additional taxes other than income tax and customs settlements	325	419
Contingent liabilities for additional income taxes	1,662	413

Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. However, the risk remains that the relevant tax and customs authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Licenses — In July 2012, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media allocated MTS the necessary license and frequencies to provide LTE telecommunication services in Russia. Under the terms and conditions of the LTE license, the Group is obligated to fully deploy LTE networks within seven years, commencing from January 1, 2013, and deliver LTE services in each population center with over 50,000 inhabitants in Russia by 2019. Also, the Group is obligated to invest at least RUB 15 billion annually toward the LTE roll-out until the network is fully deployed.

In May 2007, the Federal Service for Supervision in the Area of Communications, Information Technologies and Mass Media awarded MTS a license to provide 3G services in Russia. The 3G license was granted subject to certain capital and other commitments.

In March 2015, upon winning a tender, MTS-Ukraine has acquired a nationwide license for the provision of UMTS (3G) telecommunications services. The license with the cost of UAH 2,715 million (RUB 6,015 million at the acquisition date) has been granted for 15 years. In accordance with the terms of the license MTS-Ukraine was required to launch 3G services in Ukraine by October, 2015, and provide coverage across Ukraine by April, 2020.

In accordance with the terms of the license, MTS-Ukraine also concluded agreements on conversion of provided frequencies with the Ministry of Defense of Ukraine, Ministry of Internal Affairs of Ukraine and State Service of Special Communications and Information Protection of Ukraine. As of December 31, 2015, MTS-Ukraine paid UAH 358 million (RUB 865 million as of the payment date) for conversion of frequencies and is liable to pay UAH 267 million (RUB 699 million as of June 30, 2016) adjusted for the rate of inflation in the years 2017-2018.

Management believes that as of June 30, 2016 the Group complied with conditions of aforementioned licenses.

Litigation — In the ordinary course of business, the Group is a party to various legal and customs proceedings, and subject to claims, certain of which relate to developing markets and evolving fiscal and regulatory environments in which MTS operates. Management believes that the Group’s liability, if any, in all such pending litigation, other legal proceeding or other matters will not have a material effect upon its financial condition, results of operations or liquidity of the Group.

Potential adverse effects of economic instability and sanctions in Russia — In 2014 political and economic sanctions were introduced by the EU, US and other countries targeting certain Russian economic sectors. There is significant uncertainty regarding the extent and timing of further

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

sanctions. Also, Russian Ruble has materially depreciated against the U.S. Dollar and Euro and ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% in December 2014. The decline of Russian Ruble continued in 2015 and partly reversed in the first half of 2016. The Central Bank of Russia has decreased its key rate to 11% as of December 31, 2015 and further to 10.5% in June 30, 2016. However, the key rate remains higher than in the beginning of the year 2014, when it was equal to 5.5%. Russia sovereign credit ratings also were decreased.

These factors resulted in a higher cost of capital, increased inflation and uncertainty regarding further economic growth, which could have a negative impact on the Group’s business including ability to obtain financing on commercially reasonable terms. Management believes it is taking the appropriate measures to support the sustainability of the Group’s business in the current circumstances. The Group has a hedging policy in place, which partly mitigated variability of cash outflows, denominated in foreign currencies.

Political and economic crisis in Ukraine — During the year ended December 31, 2014, a deterioration in the political environment of Ukraine has led to general instability, economic deterioration and armed conflict in eastern Ukraine. The deterioration has further exacerbated the country’s already weak macroeconomic trends, which have led to reduced credit ratings, significant depreciation of its national currency and increased inflation. During 2014, the Ukrainian Parliament adopted a law allowing for the imposition of sanctions against countries, persons and companies deemed by the Ukrainian government to threaten Ukrainian national interests, national security, sovereignty or the territorial integrity of Ukraine. The National Bank of Ukraine (“NBU”) passed a decree temporarily prohibiting Ukrainian companies to pay dividends to foreign investors. The decree was extended for a few times and its edition effective as of June 30, 2016 allows payment of dividends for the years 2014-2015, subject to certain restrictions. These circumstances, combined with continued political and economic instability in the country, could result in further negative impact on the Group’s business including our financial position and results of operations.

Such risks especially apply to funds deposited in Ukrainian banks, whose liquidity is affected by the economic downturn. As of December 31, 2014, the Group held RUB 21,203 million in current accounts and deposits in Ukrainian banks, including RUB 5,072 million in Delta Bank. In December 2014, Delta Bank delayed customer payments and put limits on cash withdrawals. On March 2, 2015, NBU adopted a resolution declaring Delta Bank to be insolvent. The Group reserved the full amount of deposited funds (RUB 5,072 million) and related interest (RUB 66 million) as of December 31, 2014. During the year ended December 31, 2015, the Group created an additional reserve of RUB 1,698 million for cash balances deposited in distressed Ukrainian banks (including RUB 185 million for cash balances deposited in Delta Bank, RUB 868 million for cash balances deposited in bank Kyivska Rus and RUB 645 million for cash balances deposited in Platinum Bank) that was included as a component of operating expenses in the accompanying consolidated statement of profit or loss.

Also, in 2015 the Group entered in a factoring agreement in respect to cash balances deposited in bank Kyivska Rus, under which the factor is obliged to reimburse the Group for 45% of cash balance. As of June 30, 2016, the Group held RUB 2,734 million in current accounts and deposits in Ukrainian banks.

Anti-terror law — On July 7, 2016 a packet of anti-terror laws (also known as “Yarovaya-Ozerov packet of laws”) was enacted. The packet provides for mandatory storage of recorded phone conversations, text messages of subscribers, images, sounds, video and other types of messages by telecommunications operators for certain periods of time. These requirements become effective starting July 1, 2018. Compliance with the packet may require construction of additional storage, processing and indexing centers and significant increase in the Group capital expenditures. This may adversely impact Group’s financial indicators, in particular free cash flow.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The requirements of the packet of anti-terror laws are in the process of clarification and in-depth development. The Group will estimate the possible impact of the law packet on the Group’s financial statements, including additional provisions, when the law packet requirements are sufficiently specified.

Investigations into former operations in Uzbekistan — In March 2014, the Group received requests for the provision of information from the United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) relating to a currently conducted investigation of the Group’s former subsidiary in Uzbekistan.

In 2015, activities related to the Group’s former operations in Uzbekistan have been referenced in a civil forfeiture complaints (“The Complaints”), filed by DOJ in the U.S. District Court, Southern District of New York (Manhattan), directed at certain assets of an unnamed Uzbek government official. The Complaints allege among other things that MTS and certain other parties made corrupt payments to the unnamed Uzbek official to assist their entering and operating in the Uzbekistan telecommunications market. The Complaints are solely directed towards assets held by the unnamed Uzbek official, and none of MTS’s assets are affected by the Complaints.

The Company continues to cooperate with these investigations. The Company cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant.

12.       SUBSEQUENT EVENTS

Dividends repayment — In June 2016 General Annual Shareholders meeting approved distribution of dividends based on results of 2015 financial year in amount RUB 14,01 per ordinary share or RUB 27,997 million . Dividends were paid in July 2016 in full amount.

Reduction of authorized capital — In August 2016 the Group announced a reduction of its authorized capital for 68,031,987 treasury shares previously held by MTS Bermuda  (from 2,066,413,562 to 1,998,381,575 ordinary registered shares). The Group incorporated and registered the respective changes in its Charter.

Disposal of investment in UMS — On August 5, 2016, the Group sold its 50.01% stake in the UMS (Universal Mobile Systems) to the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of The Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan.

The carrying amounts of assets and liabilities of the UMS as of June 30, 2016 were as follows:

Assets
Property, plant and equipment	6,573
Other intangible assets	3,025
Other non-current assets	2,475
Current assets	1,339

Liabilities
Non-current liabilities	4,746
Current liabilities	1,961

Total net assets	6,705

The results of UMS represent the entirety of the Group’s operating segment «Uzbekistan» and are included in the «Other» category in Note 10 “Segment information”. The «Other» category comprises from the results of a number operating segments that do not meet the quantitative thresholds for separate reporting as reportable segment.

PJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of Russian Rubles unless otherwise stated)

The Group will recognize loss on disposal of UMS in amount of approximately RUB 2.7 billion, which will be recorded as part of loss for the period from discontinued operations in the consolidated statement of profit or loss.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 30, 2016